

Mail Stop 7010

April 7, 2009

via U.S. mail and facsimile

John M. Dionis, Chief Executive Officer
AECOM Technology Corp
555 South Flower Street, Suite 3700
Los Angeles, California 90071

> RE: AECOM Technology Corp
>   Form 10-K/A for the Fiscal Year Ended September 30, 2008
>   Filed January 23, 2009
>   Proxy Statement
>   Filed January 23, 2008
>   File No. 000-52423

Dear Mr. Dionis:

We have reviewed your response letter dated March 26, 2009 and have the following additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2008

Critical Accounting Policies, page 27

Goodwill, page 29

1. We note the additional disclosure you intend to include in future filings in response to comment 3 in our letter dated February 6, 2009. Specifically, you note that in the circumstances in which the components of your operating segments have discrete financial information you are able to aggregate those components because they have similar economic characteristics including the nature of the services provided, the internal processes for delivering those services, and the types of customers. Please revise this disclosure to clarify which reporting unit has components with discrete financial information, as you only have two reporting units. Please also revise your disclosure for this reporting unit to clarify that the components being aggregated also have similar operating performance, if correct. If you are unable to state that the components being aggregated have similar operating performance, please provide us with your

detailed analysis as to how you determined the components can be aggregated into one reporting unit. Refer to paragraphs 30-31 of SFAS 142 and EITF Topic D-101 for guidance.

2. We further note from the disclosure you intend to include in future filings in response to comment 3 in our letter dated February 6, 2009, your statement, "[a]lthough we have various operating companies, they have been aggregated into two operating segments for segment reporting purposes, in accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information." It is unclear to us what you mean by this statement. Please advise. In this regard, SFAS 131 does not contain guidance for aggregating operating businesses into operating segments. Rather, SFAS 131 provides guidance on aggregating operating segments into reportable segments for reporting purposes. We note that you have not provided disclosure regarding operating segments being aggregated into reportable segments in accordance with paragraph 26.a. of SFAS 131. Please confirm to us that your CODM does not receive financial information below your current operating/reportable segments. Otherwise, please provide us with a detailed analysis as to how you determined your operating segments are properly aggregated to the reportable segment level. Please also re-address paragraph 30 of SFAS 142 regarding the identification of your reporting units for purposes of testing goodwill for impairment.

3. Acquisitions, page 62

3. We note in your response to comment 11 in our letter dated February 6, 2009, that you assessed the materiality of your acquisitions for purposes of providing the disclosures required by SFAS 141 based on Rule 3-05 of Regulation S-X. The guidance in Rule 3-05 of Regulation S-X is not meant to determine whether the disclosures in SFAS 141 are required. As such, please re-assess each of your acquisitions completed during each period presented to determine whether each acquisition is material based on the guidance in FASB Concept Statement 2 and SAB Topic 1:M. If you determine other acquisitions are material, please provide the disclosures required by paragraphs 51 and 52 of SFAS 142 for each material acquisition for each period presented. Please advise.

4. We have read your response to comment 11 in our letter dated February 6, 2009, and your proposed future disclosure. Please revise your proposed future disclosure to provide the condensed balance sheet disclosing the amount assigned to each major asset and liability caption of Earth Tech as required by paragraph 51.e. of SFAS 141.

5. We note your response to comment 11 in our letter dated February 6, 2009, regarding your acquisitions that are individually immaterial but material in the aggregate. While we note that you intend to include a brief description of Boyle

Engineering Corporation and Tecsult, Inc., this disclosure does not fully comply with the all of the requirements in paragraph 53 of SFAS 141. In future filings, please provide all of the disclosures required by paragraph 53 of SFAS 141 for your acquisitions that are material in the aggregate for each period presented.

20. Commitments and Contingencies, page 88

6. We note your response to comment 16 in our letter dated February 6, 2009. As previously requested, please revise your disclosure in future filings to address the materiality of pending claims, guarantees, litigation, audits and investigations to your cash flows in addition to your financial position and results of operations. As previously noted, if you believe your pending claims, guarantees, litigation, audits and investigations could be material to your cash flows at the probable or reasonably possible thresholds, as defined in SFAS 5, please include specific disclosure of those loss contingencies in accordance with paragraphs 9-10 of SFAS 5.

Proxy Statement

Compensation Discussion and Analysis, page 16

7. We note in your response to comments 18 and 21 in our letter dated February 6, 2009 that you believe disclosure of the corporate performance targets used to calculate incentive compensation would result in competitive harm. However, your response only addresses performance targets for future periods rather than completed fiscal years, which is not applicable except as provided in Instruction 2 to Item 402(b) of Regulation S-K. Furthermore, your response that disclosing target information could cause competitive harm could apply to many registrants. Note that under Item 402(b)(1)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element of compensation.

Please provide us your analysis that demonstrates that disclosing target information for previous fiscal years could cause competitive harm based on your particular facts and circumstances. Explain to us in greater detail how competitors may gain insight into how the company intends to price your services. Also, explain to us how disclosing growth in EBITA, EBITA return on total invested capital, and EBITA per share would affect you differently than other companies who disclose these types of performance targets. We also note your response that target information may be viewed as projections and may cause confusion. However, in your future MD&A and CD&A disclosure you should describe management's strategies, including the company's growth strategies and bonus targets. It appears that the bonus targets can be disclosed in a manner that will not incorrectly signal the market about your goals and strategy because you can clearly explain what trends, events, and uncertainties are affecting the business currently and for the periods reported upon.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Tracey Houser at (202) 551-3736 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine Miller at (202) 551-3711 with any legal related questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief